Exhibit (a)(10)


        Harnischfeger Industries, Inc.

                                                NEWS RELEASE


        For further information on this release, call

        CONTACT:        Francis M. Corby, Jr.
                        Executive Vice President
                        Finance and Administration
                        414-486-6518

                        James C. Benjamin
                        V.P. and Controller
                        414-486-6870

                        David A. Brukardt
                        Dir., Corp. Communication
                        414-486-6474


            HARNISCHFEGER CONTINUES ITS ALL-CASH TENDER OFFER
              TO ACQUIRE GIDDINGS & LEWIS FOR $19 PER SHARE


        MILWAUKEE -- May 8, 1997 -- Harnischfeger Industries, Inc. (NYSE:HPH) Chairman and Chief Executive Officer Jeffery T. Grade said today's rejection by Giddings & Lewis, Inc. (Nasdaq: GIDL) of Harnischfeger's all-cash offer of $19 per share for G&L's shares further confirms the appropriateness of Harnischfeger's decision to take its fully financed offer directly to G&L shareholders.

                Grade said, "We are disappointed that the board of directors of G&L, which has failed to build shareholder value for several years, again cannot recognize the value that Harnischfeger's all-cash offer provides to shareholders. This underscores our decision to take our full-priced, premium, all-cash offer directly to G&L shareholders and at the same time, to seek removal of the G&L board."

                Harnischfeger has demanded a special meeting of all G&L shareholders and removal of impediments to its offer and will begin soliciting shareholder consents for the meeting as soon as clearance is received from the Securities and Exchange Commission. Approval is expected from the SEC in the next few days. The purpose of the special meeting is to permit shareholders to vote on measures that will allow the Harnischfeger offer and any other legitimate offers to be considered by all G&L shareholders.





                Grade said, "We believe all of our fellow
        Giddings & Lewis shareholders should be permitted to act on any full and legitimate offer without being thwarted by outside advisers and others who have no real ownership stake in G&L. Today's G&L statement offers nothing to shareholders. Our bid offers real value and we will pursue it with dispatch."

                Harnischfeger is recognized for the growth of its capital machinery businesses and recently completed an in-depth, strategic review of the industrial workplace.

                Grade said, "As a result of our track record and our extensive evaluation and discussions with capital goods customers that highlighted the unserved needs of the marketplace, we feel more strongly than ever that G&L and Harnischfeger together will offer a superb Industrial and Product Services (IP&S) combination for all constituencies."

                Announced April 25, the Harnischfeger offer has a total transaction value of approximately $747 million, based on the approximately 33.2 million shares of G&L stock currently outstanding and the assumption of G&L debt, and represents a premium of approximately 40 percent over the price of G&L on that date.

                The transaction would create an enterprise with combined 1996 revenues of $3.6 billion with leadership positions in mining equipment, pulp and papermaking machinery, and industrial products and services. Upon completion of the G&L transaction, the IP&S group would initially be composed of G&L and Harnischfeger's P&H Material Handling business.

                                   ###

        Harnischfeger Industries, Inc. is a global holding company with business segments involved in the manufacture and distribution of equipment for underground mining (Joy Mining Machinery), surface mining (P&H Mining
        Equipment), pulp and papermaking (Beloit Corporation), and material handling (P&H Material Handling).